Exhibit 99.1

TEEKAY CORPORATION ANNOUNCES CLOSING OF $250 MILLION PRIVATE OFFERING OF SENIOR SECURED NOTES AND EARLY SETTLEMENT OF CASH TENDER OFFER FOR ITS 8.5% SENIOR NOTES DUE IN 2020

HAMILTON, Bermuda, May 13, 2019 — Teekay Corporation (Teekay or the Company) (NYSE:TK) announced today the closing of its previously announced offering of $250 million in aggregate principal amount of 9.25% senior secured notes due November 2022 (the Notes). In addition, the Company announced that it had completed the early settlement of its cash tender offer to purchase any and all of its outstanding $497.7 million of 8.5% senior notes due 2020 (the 2020 Notes and such tender offer, the Offer), pursuant to which the Company purchased approximately $458.0 million in aggregate principal amount of 2020 Notes that were validly tendered and not validly withdrawn prior to 5:00 p.m., New York City time, on May 7, 2019, for cash consideration of $1,032.50 per $1,000 in principal amount of 2020 Notes, plus accrued and unpaid interest.

The net proceeds from the Notes offering, along with proceeds from the sale of the Company’s remaining interests in Teekay Offshore Partners L.P. (Teekay Offshore) for $100 million in cash to Brookfield Business Partners L.P. (NYSE: BBU)(TSX: BBU.UN), together with its institutional partners (collectively Brookfield), which closed last week, and cash on the balance sheet, were used to fund the early settlement of the Offer. Cash on the balance sheet will be used to fund the final settlement of the Offer, which is expected to occur on or about May 23, 2019, following the expiration of the Offer at 11:59 p.m., New York City time, on May 21, 2019, unless such deadline is extended or earlier terminated by Teekay in its sole discretion.

The Company intends to provide additional information about the Notes offering, the sale to Brookfield of its remaining interests in Teekay Offshore and the Company’s plans during its first quarter of 2019 earnings conference call scheduled for May 23, 2019.

About Teekay

Teekay is a leading provider of international crude oil and gas marine transportation services and also provides offshore production and logistics. Teekay provides these services primarily through its directly-owned fleet and its controlling ownership interests in Teekay LNG Partners L.P. (NYSE:TGP), the world’s third largest independent owner and operator of LNG carriers, and Teekay Tankers Ltd. (NYSE:TNK), one of the world’s largest owners and operators of mid-sized crude tankers. The consolidated Teekay entities manage and operate total assets under management of approximately $11 billion, comprised of approximately 155 liquefied gas, offshore, and conventional tanker assets. With offices in 12 countries and approximately 5,600 seagoing and shore-based employees, Teekay provides a comprehensive set of marine services to the world’s leading oil and gas companies.

Teekay’s common stock trades on the New York Stock Exchange under the symbol “TK”.

For Investor Relations

enquiries contact:

Ryan Hamilton

Tel: +1 (604) 609-2963

Website: www.teekay.com

Forward-Looking Statements

This release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflect management’s current views with respect to certain future events and performance, including: the expected timing and completion of the settlement of the Offer. The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement, including: satisfaction of closing conditions to the Offer; and other factors discussed in Teekay’s filings from time to time with the SEC, including its Annual Report on Form 20-F for the fiscal year ended December 31, 2018. Teekay expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Teekay’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.